Exhibit 99.2

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

30 September 2004

Commissioners,

We are aware that our report dated 30 September 2004 on our review of interim financial information of Amarin Corporation plc for the six month periods ended June 30, 2004 and 2003 and included in the Company’s report on Form 6-K for the six months ended June 30, 2004 is incorporated by reference in its Registration Statements on Form F-3 (Registration Nos. 333-104748, 333-13200 and 333-12642).

Yours very truly,

PricewaterhouseCoopers LLP